Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 44

DATED DECEMBER 5, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 44 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 21 dated April 11, 2006, Supplement No. 25 dated June 13, 2006, Supplement No. 37 dated September 8, 2006, Supplement No. 38 dated September 22, 2006, Supplement No. 39 dated October 11, 2006, Supplement No. 40 dated October 20, 2006, Supplement No. 41 dated November 1, 2006, Supplement No. 42 dated November 13, 2006 and Supplement No. 43 dated November 16, 2006.  This supplement adds certain information to the prospectus section entitled “Business and Policies” and updates the information in the section entitled “Plan of Distribution” as described below.  You should read this Supplement No. 44 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading “Business and Policies,” which begins on page 107 of the prospectus.  A new subsection titled “Description of Real Estate Assets” has been added by Supplement No. 13 after the discussion of “Other Policies,” which ends on page 114 of the prospectus.  Note that any discussion regarding the probable acquisition of a property or portfolio of properties under “Property Transactions – Probable Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Such acquisitions are discussed under “Property Transactions – Acquired Properties.”

Description of Real Estate Assets

Property Transactions – Acquired Properties

Our joint venture, MB REIT purchased the following properties on the respective dates indicated below.

Bradley Portfolio; Aurora and Itasca, Illinois

On the respective dates listed in the table below, MB REIT purchased, through wholly-owned subsidiaries formed for this purpose, fee simple interests in one office property and one industrial property from affiliates of Bradley Associates Limited Partnership, an unaffiliated third party.  With these purchases, MB REIT has now purchased fourteen properties out of the portfolio of thirty-three properties.  The following table sets forth certain information with respect to the location and the approximate gross leasable area (GLA) of the two properties most recently purchased:

Date			Approximate GLA	Approximate Purchase
Closed	Type	Address	(Sq. Ft.)	Price
11/13/06	O	3901 Liberty Street, Aurora, Illinois	60,000	$8,300,000
11/17/06	I	1800 Bruning Drive, Itasca, Illinois	202,000	$19,000,000

O = Office

I = Industrial

MB REIT purchased these two properties for a total purchase price of approximately $27.3 million in cash.  MB REIT may later borrow monies using one or both of the properties as collateral.

MB REIT does not intend to make significant repairs or improvements to either of these two properties over the next few years. However, if any repairs or improvements are required, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

The two properties compete with similar properties within their respective market areas.  Each property competes with at least the number of similar properties reflected in the following table:

Property	Market/Submarket	Min. No. of Competitive Properties in Submarket
3901 Liberty Street, Aurora, Illinois	Suburban Chicago, Illinois/East-West Tollway	5
1800 Bruning Drive, Itasca, Illinois	Chicago, Illinois/O'Hare Airport area	5

MB REIT is of the opinion that these two properties are adequately covered by insurance.

The following table reflects the years during which each of the properties was built:

Property	Year of Construction
3901 Liberty Street, Aurora, Illinois	1995
1800 Bruning Drive, Itasca, Illinois	1975/Renovated in 2001

As of November 15, 2006, the two properties were 100% occupied.  The leases for the two properties require the respective tenants to pay base annual rent on a monthly basis as follows:

		Approximate GLA (Sq. Ft.)	Renewal	Base Rent per Square Foot per		Lease	Term
Address	Tenant	Square Feet	Options	Annum ($)		Beginning	To

3901 Liberty Street,	BRK Brands, Inc.	30,000	-	12.04	(1)	09/06	06/10
Aurora, Illinois
	Powermate Corporation	30,000	7/1 yr.	9.18		09/06	08/07

1800 Bruning Drive	OCE, USA	202,000	2/5 yrs.	6.82	(2)	01/01	06/17
Itasca, Illinois

(1)

This lease provides for a 2% base rent increase per year.

(2)

This lease provides for a 3% base rent increase per year.

The tenants at each of the properties are responsible for paying real estate taxes in accordance with the terms of their leases. Real estate taxes payable in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) were calculated by multiplying the properties' assessed value by the respective tax rates as listed below.

For federal income tax purposes, the total depreciable basis in these three properties is approximately $20.5 million. MB REIT calculates depreciation expense for tax purposes using the straight-line method. MB REIT depreciates buildings and improvements based upon estimated useful lives of forty and twenty years, respectively. The following table indicates the real estate taxes, real estate tax rates and estimated income tax basis for each property.

	Approximate Real Estate	Real Estate	Approximate Income Tax Depreciable
Address	Tax Amount ($)	Tax Rate (%)	Basis ($)

3901 Liberty Street, Aurora, Illinois	140,908	7.78	6.2 million
1800 Bruning Drive, Itasca, Illinois	197,061	5.67	14.3 million

The table below sets forth certain information, to the extent historical information is available, with respect to the occupancy rate at each of the properties expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot for each year in the five-year period ended December 31, 2005.

	Occupancy Rates as of December 31,
Address	2001	2002	2003	2004	2005

3901 Liberty Street,	100%	100%	75%	100%	100%
Aurora, Illinois

1800 Bruning Drive,	100%	100%	100%	100%	100%
Itasca, Illinois

	Effective Annual Rent per Square Foot ($) as of December 31,
Address	2001	2002	2003	2004	2005

3901 Liberty Street,	12.54	12.91	10.71	10.19	10.36
Aurora, Illinois

1800 Bruning Drive,	5.88	6.06	6.24	6.43	6.62
Itasca, Illinois

Property Transactions – Probable Acquisitions

We have identified the following properties as probable acquisitions:

The Market at Morse; Gahanna, Ohio

We anticipate entering into a joint venture with Hamilton Road Retail, LLC ("HRR"), an unaffiliated third party, which joint venture will acquire fee title in a newly constructed shopping center known as The Market at Morse containing approximately 35,627 gross leasable square feet, excluding two ground lease spaces.  The center is located at 1320-80 North Hamilton Road in Gahanna, Ohio.  The Market at Morse was built over a one-year period beginning in late 2005.  As of November 15, 2006, the property was 34% occupied with a total of approximately 12,074 square feet, excluding two ground lease spaces, leased to eight tenants.  In addition, 21,151 gross leasable square feet has been leased to three tenants whose anticipated rent commencement dates are on/about December 1, 2006. Upon the commencement of these three leases, the occupancy rate of the property will increase to 93%.  This property is located in the northeast Columbus retail market and the North Gahanna- New Albany retail submarket and competes with at least twenty-one other retail centers in its submarket for sales, tenants or both.

We anticipate that HRR will contribute The Market at Morse to the joint venture.  The estimated value of the Market at Morse, assuming 100% occupancy, is approximately $14.5 million.  We expect to make a capital contribution to the joint venture in cash of approximately $10.3 million, which will be used to pay off the amount of all mortgage liens on the property.  HRR will receive an initial equity interest in the joint venture entity equal to the amount of equity it has in the property which is approximately $3.1 million.  If the property is less than 100% occupied at the time of contribution, HRR may be given an opportunity to increase the amount of its equity interest in the joint venture within a specified earnout period to the extent that certain specified space is leased and rent payments are commenced during the period.  We would receive an equity interest in the joint venture equal to the amount of our cash contribution which we expect to be approximately $10.3 million.  HRR would have an option to require us to purchase its interest beginning approximately one year after entering into the joint venture agreement.  Upon the expiration of this option, we would have an option to purchase all of the interests of HRR in the joint venture.  We may borrow monies using this property as collateral.

If this property is acquired, we do not intend to make significant repairs or improvements to it over the next few years.  However, if any repairs or improvements are made, the tenants may be obligated to pay a portion of any monies spent pursuant to the provisions of their leases.

We are of the opinion that the property will be adequately covered by insurance.

Three tenants, Lifestyle Fitness, Sleep Outfitters and Casa Fiesta, each lease more than 10% of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Lifestyle Fitness (1)	14,637	41	22.16	3/5 yr.	12/06	11/11
			24.38		12/11	11/16
			26.81		12/16	11/21

Sleep Outfitters	4,475	13	27.50	1/5 yr.	10/06	10/11

Casa Fiesta (1)	4,004	11	27.00	1/5 yr.	12/06	11/11

(1) These tenants’ lease terms reflect the anticipated beginning month of their respective leases. The actual beginning of the lease term may vary according to the provisions of these tenants’ respective leases.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

Real estate taxes paid in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $23,389. The real estate taxes payable were calculated by multiplying Market at Morse's assessed value by a tax rate of 6.61%.

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $10.9 million.  We calculate depreciation expense for tax purposes using the straight-line method.  We depreciate buildings and improvements based upon estimated useful lives of forty and twenty years, respectively.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2006	-	-	-	-
2007	-	-	-	-
2008	-	-	-	-
2009	-	-	-	-

2010	-	-	-	-
2011	7	16,788	456,622	38.62%
2012	1	2,402	74,462	10.12%
2013	-	-	-	-
2014	-	-	-	-
2015	-	-	-	-

The property is newly constructed, so there is no annual rental per square foot data for the last five years.

Parkway Centre North - Outlot Building B; Grove City, Ohio

We anticipate entering into a joint venture with BA-Grove City North, LLC, (“BAGCN”) an unaffiliated third party, which joint venture will hold fee title in a newly constructed shopping center outlot known as Parkway Centre North - Outlot Building B, containing approximately 10,175 gross leasable square feet.  The center is located at Stringtown Road and Buckeye Parkway in Grove City, Ohio.   Parkway Centre North - Outlot Building B was constructed during 2006.  As of November 15, 2006, Parkway Centre North - Outlot Building B was 28% occupied, with a total of approximately 2,882 square feet leased to two tenants.  In December 2006, we anticipate that 4,482 gross leasable square feet leased to two tenants will become occupied by those tenants, thereby increasing the occupancy rate of the property to 72%. In January 2007, we anticipate that 1,271 gross leasable square feet leased to one tenant will become occupied by that tenant, thereby increasing the occupancy rate to 85%. The property is located in the Columbus retail market and southwest Columbus submarket and competes with at least six other retail centers in its submarket for sales, tenants or both.

We anticipate that BAGCN will contribute Parkway Centre North - Outlot Building B to the joint venture.  The estimated value of Parkway Centre North - Outlot Building B, assuming 100% occupancy, is approximately $4.0 million.  We expect to make a capital contribution to the joint venture in cash of approximately $2.8 million, which will be used to pay off the amount of all mortgage liens on the property.  BAGCN will receive an initial equity interest in the joint venture entity equal to the amount of equity it has in the property which is approximately $1.2 million.  If the property is less than 100% occupied at the time of contribution, BAGCN may be given an opportunity to increase the amount of its equity interest in the joint venture within a specified earnout period to the extent that certain specified space is leased and rent payments are commenced during the period.  We would receive an equity interest in the joint venture equal to the amount of our cash contribution which we expect to be approximately $2.8 million.  BAGCN would have an option to require us to purchase its interest beginning approximately one year after entering into the joint venture agreement.  Upon the expiration of this option, we would have an option to purchase all of the interests of BAGCN in the joint venture.  We may borrow monies using this property as collateral.

If this property is acquired, we do not intend to make significant repairs or improvements to it over the next few years.  However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

We are of the opinion that the property will be adequately covered by insurance.

Four retail tenants, Sports Clips, Advance America, Starbucks and Cardboard Heroes Sports Stuff and one office tenant, Manpower, each lease more than 10% of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

Base Rent
Approximate	% of	Per Square

	GLA Leased	Total	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Sports Clips (1)	1,271	12	26.50	1/5 yr.	01/07	12/21

Advance America	1,232	12	28.00	1/5 yr.	11/06	11/11

Starbucks	1,650	16	35.25	4/5 yr.	10/06	10/11
			38.78		11/11	02/17

Cardboard Heroes Sports Stuff	2,762	27	26.05	1/5 yr.	101/06	01/12

Manpower (1)	1,720	17	26.00	1/5 yr.	12/06	12/11

(1) These tenants’ lease terms reflect the anticipated beginning month of their respective leases. The actual beginning of the lease term may vary according to the provisions of these tenants’ respective leases.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

Real estate taxes paid in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $50,749.  The real estate taxes paid were calculated by multiplying Parkway Centre North's assessed value by a tax rate of 7.79%.

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $3.0 million.  We calculate depreciation expense for tax purposes using the straight-line method.  We depreciate buildings and improvements based upon estimated useful lives of forty and twenty years, respectively.

The following table sets forth information with respect to the expiration of leases currently in place at this property.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2006	-	-	-	-
2007	-	-	-	-
2008	-	-	-	-
2009	-	-	-	-
2010	-	-	-	-
2011	3	4,223	112,898	45.37%
2012	1	2,762	71,950	52.93%
2013	-	-	-	-
2014	-	-	-	-
2015	-	-	-	-

The property is newly constructed, so there is no annual rental per square foot data for the last five years.

Our joint venture, MB REIT has identified the following property as a probable acquisition:

New Forest Crossing - Phase II; Houston, Texas

MB REIT anticipates purchasing a fee simple interest in a newly constructed shopping center known as New Forest Crossing - Phase II containing approximately 26,680 gross leasable square feet.  The center is located at Wallisville Road and Beltway 8 in Houston, Texas.  New Forest Crossing - Phase II was built in 2006.  As of November 15, 2006, this property was 94% occupied, with a total of approximately 25,080 square feet leased to seven tenants.  The property is located in the northeast submarket of the Houston market.  The property competes with at least five other shopping centers in its submarket for sales, tenants or both.

MB REIT anticipates purchasing this property from an unaffiliated third party, Ley-Lane Partnership No. 7, L.P., for a cash purchase price of approximately $6.3 million.  MB REIT may borrow monies using this property as collateral.

If this property is acquired, MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property will be adequately covered by insurance.

Three tenants, Buffalo Wild Wings, Anna's Linens and Dots Fashions, each lease more than 10% of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Buffalo Wild Wings	5,614	21	19.50	4/5 yr.	05/06	05/11
			21.45		06/11	05/16

Anna's Linens	8,050	30	13.00	3/5 yr.	05/06	05/11
			14.00		06/11	05/16

Dots Fashions	4,000	15	14.00	2/5 yr.	02/06	05/11

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a specified amount.

Real estate taxes paid in 2006 for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $9,984.  The real estate taxes paid were calculated by multiplying New Forest Crossing's assessed value by a tax rate of 3.69%.

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $4.6 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of forty and twenty years, respectively.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2006	-	-	-	-

2007	-	-	-	-
2008	-	-	-	-
Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2009	-	-	-	-
2010	-	-	-	-
2011	4	8,916	166,857	38.49%
2012	-	-	-	-
2013	-	-	-	-
2014	-	-	-	-
2015	-	-	-	-

The property is newly constructed so there is no annual rental per square foot data for the last five years.

Financing Transactions

The Market at Hilliard; Hilliard, Ohio

On November 9, 2006, a subsidiary of MB REIT, MB Columbus Hilliard, L.L.C., (referred to herein as "MBCH"), entered into loan documents as the borrower of approximately $11.2 million from Bear Stearns Commercial Mortgage, Inc. (referred to in this supplement as “Bear Stearns”).  MBCH's obligations are secured by a first priority mortgage on the property commonly known as The Market at Hilliard located at 1852 Hilliard Rome Road in Hilliard, Ohio.  MBCH also granted a security interest to Bear Stearns in, among other things, certain tangible and intangible personal property interests of MBCH related to the property.  The Market at Hilliard was acquired by MB REIT on July 11, 2006.

The loan bears interest at the rate of 5.963% per annum.  MBCH is required to make monthly interest-only payments of approximately $55,754 until the loan matures on December 1, 2016.  Upon maturity, MBCH is required to pay the outstanding principal balance of the loan along with any accrued and unpaid interest and any other amounts due under any of the loan documents.  MBCH may, in certain circumstances, after December 1, 2009, prepay the unpaid principal balance of the loan, in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium.

The loan documents contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violation of covenant prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events. If an event of default occurs under the loan, then, among other things, Bear Stearns may declare the entire outstanding balance of the loan to be immediately due and payable, including all accrued and unpaid interest, any prepayment premiums, late charges and other amounts, subject to customary cure rights granted MBCH.  In connection with the loan, MBCH has agreed to indemnify Bear Stearns against, among other things, losses arising under environmental laws or otherwise resulting from the presence of hazardous material on the property.  MB REIT, as sole member of MBCH, has agreed to indemnify and hold Bear Stearns harmless against various losses, including among others, losses caused by certain misconduct of MBCH, for example, the commission of fraud, engaging in a prohibited transfer or the incurrence of prohibited indebtedness, and breaches by MBCH of the environmental indemnity agreement.  MB REIT also has agreed to guarantee full payment of the obligations by MBCH under the loan documents upon the occurrence of certain bankruptcy or insolvency events of MBCH.

Buckhorn Plaza; Bloomsburg, Pennsylvania

On November 21, 2006, a subsidiary of MB REIT, MB Bloomsburg Buckhorn DST (referred to herein as "MBBB"), entered into loan documents as the borrower of approximately $9.0 million from Bear Stearns.  MBBB's obligations are secured by a first priority mortgage on the property commonly known as Buckhorn Plaza located at 60-76 Lunger Drive in Bloomsburg, Pennsylvania.  MBBB also granted a security interest to Bear Stearns in, among other things, certain tangible and intangible personal property interests of MBBB related to the property.  Buckhorn Plaza was acquired by MB REIT on August 30, 2006.

The loan bears interest at the rate of 5.993% per annum.  MBBB is required to make monthly interest-only payments of approximately $45,072 until the loan matures on December 1, 2016.  Upon maturity, MBBB is required to pay the outstanding principal balance of the loan along with any accrued and unpaid interest and any other amounts due under any of the loan documents.  MBBB may, in certain circumstances, after December 1, 2009, prepay the unpaid principal balance of the loan, in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium.

The loan documents contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violation of covenant prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events. If an event of default occurs under the loan, then, among other things, Bear Stearns may declare the entire outstanding balance of the loan to be immediately due and payable, including all accrued and unpaid interest, any prepayment premiums, late charges and other amounts, subject to customary cure rights granted MBBB.  In connection with the loan, MBBB has agreed to indemnify Bear Stearns against, among other things, losses arising under environmental laws or otherwise resulting from the presence of hazardous material on the property.  MB REIT, as sole member of MBBB, has agreed to indemnify and hold Bear Stearns harmless against various losses, including among others, losses caused by certain misconduct of MBBB, for example, the commission of fraud, engaging in a prohibited transfer or the incurrence of prohibited indebtedness, and breaches by MBBB of the environmental indemnity agreement.  MB REIT also has agreed to guarantee full payment of the obligations by MBBB under the loan documents upon the occurrence of certain bankruptcy or insolvency events of MBBB and payment of MBBB’s $2.2 million contingent obligation under the earnout agreement executed in connection with its purchase of Buckhorn Plaza.

Washington Mutual Bank Building; Arlington, Texas

On November 21, 2006, a subsidiary of MB REIT, MB Arlington Collins Limited Partnership (referred to herein as "MBAC"), entered into loan documents as the borrower of approximately $20.1 million from Bear Stearns.  MBAC's obligations are secured by a first priority mortgage on the property commonly known as Washington Mutual Bank Building located at 3801 South Collins in Arlington, Texas.  MBAC also granted a security interest to Bear Stearns in, among other things, certain tangible and intangible personal property interests of MBAC related to the property.  Washington Mutual Bank was acquired by MB REIT on October 20, 2006.

The loan bears interest at the rate of 5.943% per annum.  MBAC is required to make monthly interest-only payments of approximately $99,620 until the loan matures on December 1, 2016.  Upon maturity, MBAC is required to pay the outstanding principal balance of the loan along with any accrued and unpaid interest and any other amounts due under any of the loan documents.  MBAC may, in certain circumstances, after December 1, 2009, prepay the unpaid principal balance of the loan, in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium.

The loan documents contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violation of covenant prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events. MBAC must also comply with the terms and conditions of an asbestos operations and maintenance program. A material failure to so comply would also constitute an event of default under the loan documents.  If an event of default occurs, then, among other things, Bear Stearns may declare the entire outstanding balance of the loan to be immediately due and payable, including all accrued and unpaid interest, any prepayment premiums, late charges and other amounts, subject to customary cure rights granted MBAC.  In connection with the loan, MBAC has agreed to indemnify Bear Stearns against, among other things, losses arising under environmental laws or otherwise resulting from the presence of hazardous material on the property.  MB REIT, as sole member of MBAC, has agreed to indemnify and hold Bear

Stearns harmless against various losses, including among others, losses caused by certain misconduct of MBAC, for example, the commission of fraud, engaging in a prohibited transfer or the incurrence of prohibited indebtedness, and breaches by MBAC of the environmental indemnity agreement.  MB REIT also has agreed to guarantee full payment of the obligations by MBAC under the loan documents upon the occurrence of certain bankruptcy or insolvency events of MBAC.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of November 30, 2006

	Shares	Gross proceeds ($) (1)	Commissions and fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	143,324,163	1,433,241,627	150,490,371	1,282,751,256

Shares sold pursuant to our distribution reinvestment program:	1,775,698	16,869,127	-	16,869,127

	145,119,861	1,450,310,754	150,490,371	1,299,820,383

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.